Mail Stop 3561

March 7, 2007

Via Fax & U.S. Mail

Mr. Harpreet Grewal
Chief Financial Officer
100 Hayden Avenue
Lexington, Massachusetts 02421

> **Re:** **Vistaprint Limited**
> **Form 10-K for the year ended June 30, 2006**
> **Filed September 13, 2006**
> **File No. 000-51539**

Dear Mr. Grewal:

We have reviewed your response letter dated February 26, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended June 30, 2006

Risk Factors, page 30

Management's Discussion & Analysis, page 39

1. We note from your response to our prior comment 1. Based on the nature of your membership referrals, it would appear the direct costs associated with this revenue are not significant. Therefore, referral revenues, which are unrelated to your primary business of printing, appear to have been a highly material and disproportionate contributor to your operating income and your primary business of printing appears to have been significantly less profitable than a reader of your filings might believe. If our understanding is incorrect and costs associated with this revenue are in fact significant, please quantify for us the amounts and nature of such costs. Otherwise, we believe you should make significant revisions in future filings to emphasize and make clear the importance of referral revenues to your results of operations. Please revise your MD&A to quantify referral revenues and associated costs for each period presented and to discuss and analyze changes from period to period. Refer to the guidance in Item 303 of Regulation S-K

Consolidated Statements of Operations, page 56

2. Should referral fee revenues exceed 10 percent of total revenues in the future, Rule 5-03(b) of Regulation S-X requires separate disclosure of these other revenues and their associated costs on your income statement. While not currently required, in the interest of aiding investors in identifying and understanding the relative contribution to your operating profits of each revenue producing activity, we encourage you to consider revising your income statement to separately disclose these amounts.

Note 2. Summary of Significant Accounting Policies, page 64

3. We note your previously disclosed revenue recognition policy for referral fees. Please tell us whether enrollees in membership discount programs and other similar enrollments are provided cancellations periods and, if so, tell us whether cancellations impact referral fees earned and the timing of your revenue recognition.

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You may contact Claire Erlanger at (202) 551-3301 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief